

August 11, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
6.25% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00
per Share, of Arbor Realty Trust, Inc. under the Exchange Act of 1934.

Sincerely,